Exhibit 11



                         UNITED STATES DISTRICT COURT
                         SOUTHERN DISTRICT OF FLORIDA


___________________________________X
                                   )
BRICKELL PARTNERS,                 )         Civil Action No.
a Florida Partnership              )         95-2320-Civ-Moore
and HARRY LEWIS, Individually      )
And On Behalf of All Others        )
Similarly Situated,                )
                                   )
                    Plaintiffs,    )
                                   )         AMENDED CLASS
          - against -              )         ACTION COMPLAINT
                                   )         ----------------
                                   )
ROBERT C. STRAUSS, WILTON W.       )
WEBSTER, JR., DAVID R.             )
CHALLONER, RICHARD W.              )
FOXEN, DONALD F. MALIN, JR.,       )
JAN VAN STEVENINCK, PATRICIA K.    )
WOOLF, CATHERINE M. BURZIK,        )
WILLIAM J. RAZZOUK and CORDIS      )
CORPORATION,                       )
                                   )
                    Defendants.    )
___________________________________X


          Plaintiffs, by their attorneys, allege upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:


                             JURISDICTION AND VENUE
                             ----------------------

          1.   Plaintiffs bring this action pursuant to Sections 14(a) and 20 of the Securities Exchange Act of 1934 (the "1934 Act") and Rule 14a-9 adopted by the Securities Exchange Commission (the "SEC") thereunder and applicable principles of common law.

          2.   This Court has jurisdiction pursuant to Section 27 of the 1934

Act 15 U.S.C. Sec. 78aa, and under principles of pendent jurisdiction.

          3.   Venue is proper in this district because the events and omissions giving rise to the claims alleged herein have occurred, are occurring and,

unless restrained, will continue to occur, in this district, including the dissemination of false and misleading proxy solicitation material.  Cordis is incorporated in Florida and has its principal place of business in this district.  In addition, defendants transacted business in this district during the Class Period, as defined below.

          4.   In connection with the acts and conduct alleged in this

complaint, defendants directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails and telephone communication, and the facilities of national securities exchanges, namely,

NASDAQ's National Market System.


                                     Parties
                                     -------

          5.   Plaintiffs are and, at all relevant times, have been the owners of shares of Cordis common stock.

          6.   Cordis is a corporation duly organized and existing under the laws of the State of Florida.  Cordis designs, manufactures and sells certain medical devices consisting of angiographic catheters, neuroscience devices and related instrumentation.  Cordis maintains its principal executive offices at

14201 Northwest 60th Avenue, Miami Lakes, Florida.  Cordis has approximately

16.4 million
shares of common stock outstanding and hundreds of stockholders of record.

Cordis stock trades over the NASDAQ National Market System.

          7.   Defendant Robert C. Strauss ("Strauss") is and at all relevant times hereto has been the President, Chief Executive Officer, and Chairman of the Board of Directors of Cordis.

          8.   Wilton W. Webster, Jr. ("Webster") is and at all relevant times hereto has been a Vice President and a director of Cordis.

          9.   Defendants David R. Challoner, Richard W. Foxen, Donald F. Malin,

Jr., Jan van Steveninck, Catherine M. Burzik, William J. Razzouk, and Patricia

K. Woolf are directors of Cordis.

          10.  The defendants named in paragraphs 7 through 9 are hereinafter referred to as the "Individual Defendants."

          11.  Because of their positions as officers/directors of the Company,

the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiffs and the other members of the class.

          12.  Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.



                            CLASS ACTION ALLEGATIONS
                            ------------------------

          13.  Plaintiffs bring this action in their own behalf and as a class action, pursuant to Rule 23(a) and (b)(2) and (3) of the Federal Rules of Civil

Procedure, on behalf of all stockholders of the Company as of August 15, 1995 and their successors in interest, except defendants herein and any person, firm,

trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

          14.  This action is properly maintainable as a class action.

          15.  The class is so numerous that joinder of all members is impracticable.  The Company has thousands of stockholders who are scattered throughout the United States.

          16.  There are questions of law and fact common to the class that predominate over questions affecting any individual class member.  The common questions include, inter alia, whether:
                   ----- ----

               (a)  defendants violated federal securities laws by the acts and omissions alleged herein;

               (b)  the proxy solicitation material disseminated by Cordis to the Class omitted and/or misrepresented material facts;

               (c)  defendants participated in and pursued the common course of conduct complained of;

               (d)  defendants acted willfully or recklessly in omitting and/or misrepresenting material facts;

               (e)  defendants breached their fiduciary duties owed by them to plaintiffs and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value in the sale of Cordis;

               (f)  Cordis' Poison Pill was defensively enacted and implemented to entrench defendants in their office and deprive Cordis public shareholders of the maximum value of their holdings;

               (g)  defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiffs and other members of the Class;

               (h)  defendants engaged in a plan and scheme to thwart and reject offers and proposals from third parties, including Johnson & Johnson ("J&J"),

who is a major manufacturer and seller of a range of health care products; and

               (i)  plaintiffs and the other members of the

Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

          17.  Plaintiffs are committed to prosecuting the action and have retained competent counsel experienced in litigation of this nature.

Plaintiffs' claims are typical of the claims of the other members of the class and plaintiffs have the same interests as the other members of the class.

Plaintiffs are adequate representatives of the class.



                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

J&J's $100 Per Share Offer
--------------------------

          18.  As described below, prior to October 19, 1995, representatives of

J&J initiated a series of communications with Cordis representatives in an effort to explore a Cordis/J&J business combination.  After delaying a formal response to these inquiries, on or about October 11, 1995, Cordis advised J&J that the Company would remain independent.

          19.  On October 19, 1995, the Dow Jones News Wire reported that J&J
                                        -------------------

would commence "a $100-a-share cash tender offer for all of the outstanding stock of Cordis after Cordis rebuffed J&J's offer to negotiate a merger."  The estimated value of the tender offer is $1.6 billion.  Also on October 19, 1995,

J&J announced its intention to solicit written consents from Cordis shareholders to remove and
replace the Individual Defendants if Cordis does not promptly agree to the merger (the "consent solicitation").

          20.  In connection with the tender offer, J&J announced that it had previously offered as much as $105-a-share in a stock-for-stock, tax-free transaction which was valued at $1.7 billion - or $100 million more than the tender offer.  However, Cordis rejected this transaction and refused to negotiate with J&J.  The $105 per share offering price represents a 22% premium over the trading price of Cordis stock on one day prior to announcement of the

J&J tender offer.

The Poison Pill and By-Law Amendment
------------------------------------

          21.  As further evidence of defendants' intransigence, on October 16,

1995, Cordis issued a press release (the "October 16, 1995 press release") that the Company had adopted and implemented a Poison Pill (the "Poison Pill") in anticipation of the J&J tender offer.  Under the Plan, which is effective immediately, shareholders are given a dividend of one share purchase right (the

"right") for each common share outstanding at the close of business on October

23, 1995.  Under the terms of the Poison Pill, as disclosed in the October 16,

1995 press release, in the event a person (i.e., J&J) acquires 15% or more of
                                           ----

Cordis common stock, holders of rights other than the acquiring party, would be entitled to purchase Company common shares at one-half of their then-current market
price.  These terms of the Poison Pill have the effect of potentially making it prohibitively expensive to acquire control of the Company.

          22.  Although not disclosed in the October 16, 1995 press release, the

Poison Pill also contained redemption and amendment provisions (collectively the

"redemption and amendment provisions") typically not found in poison pills adopted by other companies.  Under this provision, and in circumstances applicable here, the decision to redeem the rights or amend the Poison Pill requires the concurrence of a majority of the Company's "continuing directors"

(i.e. the Individual Defendants).  As described below, the redemption and amendment provisions seriously jeopardize the ability of a company, i.e., J&J,
                                                                    ----

to conduct a consent solicitation to remove and replace Cordis directors.

          23.  On October 20, 1995, J&J announced that it had filed preliminary written consent materials with the SEC.

          24.  On October 24, 1995, Cordis announced that the Individual

Defendants had adopted a change in the Company's by-laws (the "by-law amendment").  The by-law amendment, which is designed to delay J&J from launching its consent solicitation, requires that (a) the Individual Defendants be told in advance of any attempt by a shareholder to launch a consent solicitation; and (b) the
record date be set within twenty business days thereafter.  As a result of the by-law amendment, J&J cannot commence the consent solicitation until November

21, 1995.

          25.  On or about October 25, 1995, Cordis disclosed for the first time the redemption and amendment provisions of the Poison Pill.

          26.  The adoption and implementation of the Poison Pill, including the redemption and amendment provisions, has the force and effect of entrenching the

Individual Defendants in their corporate offices against any real or perceived threat to their control, and dramatically impairs the rights of Class members to exercise freedom of choice in a consent solicitation or to avail themselves of a bona fide offer to purchase their shares by an acquiror, such as J&J, unfavored
---- ----

by incumbent management.  This fundamental shift of control of the Company's destiny from the hands of its shareholders to the hands of the Individual

Defendants results in a heightened fiduciary duty of the Individual Defendants to consider, in good faith, a third party bid, such as J&J, and further requires the Individual Defendants to pursue a third party's interest in acquiring the

Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

          27.  The purpose, intent and effect of the Poison Pill and the by-law amendment, in the face of J&J's interest in acquiring the Company, is to thwart,

deter, impede, and
delay the acquisition of Cordis of J&J.  Moreover, the redemption and amendment provisions of the Poison Pill are an improper and unlawful attempt by the

Individual Defendants to interfere with the consent solicitation.  Unless these provisions are declared null and void, Cordis shareholders may not agree to the consent solicitation because of an uncertainty as to whether J&J could thereafter redeem the rights or amend the Poison Pill and consummate its tender offer.

          28.  Defendants' recalcitrance to consider and promptly act upon J&J's earlier overtures described below and formal offer has no valid business purpose, and simply evidences their disregard for the attractive premium being offered to Cordis shareholders.  By failing to meet and negotiate or offer to meet and negotiate with J&J, defendants are depriving plaintiffs and the Class of the right to share in the assets and businesses of Cordis and receive the maximum value for their shares.


Pre-Tender Offer Communications
Between J&J and Cordis
-------------------------------

          29.  On October 20, 1995, it was reported by The Wall Street Journal
                                                       -----------------------

that J&J had been attempting to negotiate a merger with Cordis for more than a month and had each of its acquisition overtures rebuffed by the Company.

          30.  J&J had initiated a series of telephone conferences and meetings with Cordis on several occasions commencing September 6, 1995.  On September 12,

1995, Ralph

S. Larsen ("Larsen"), Chairman of the Board of J&J, held a teleconference with a

Robert Marston ("Marston"), the Company's former Chief Executive Officer, to outline the strategic advantages of a Cordis/J&J combination.  Among other things, Larsen indicated that it was J&J's intent to have Cordis operated as a separate subsidiary within the J&J company. Marston did not respond to Larsen's proposal but stated that Cordis would have to consider the proposal.

          31.  On September 13, 1995, representatives of J&J and Cordis spoke and after reviewing the strategic benefits of the merger, set up another meeting regarding a negotiated transaction on either September 21, 1995.  However, on

September 19, 1995, defendant Strauss telephoned Larsen that the Cordis Board of

Directors had met and determined that it would be premature to meet with J&J until after the October 10, 1995 Annual Meeting.

          32.  Cordis filed certain proxy materials (the "proxy materials") with the SEC in connection with its Annual Meeting on October 10, 1995 (the "Annual

Meeting").  The proxy materials were disseminated on or about September 15, 1995 to stockholders of record as of August 15, 1995.  The proxy materials made no mention or disclosure of the serious merger interest expressed by J&J or the other discussions referred to above.  As a result, the proxy materials were materially incomplete because of defendants'
failure to disclose the existence of the J&J bona fide interest in completing an
                                             ---- ----

acquisition.

          33.  Cordis's proxy material related to the Company's September 15,

1995 Annual Meeting, which was held to consider, inter alia:  (a) the election
                                                 ----- ----

of the Company's directors, and (b) an amendment to the Company's articles of incorporation to increase the number of authorized but unissued shares which could be issued in the event of a hostile offer.  The proxy materials only stated that approval of the proposed amendments to Cordis's articles of incorporation "might deter a bidder from seeking to acquire shares of the

Company on an unfriendly basis."  No mention, however, was made of the fact J&J had already made repeated overtures for control of the Company prior to the

October 10, 1995 meeting.  At a vote taken at the Annual Meeting, the Company's shareholders approved the election of the directors but soundly defeated the proposal concerning the amendments to the articles of incorporation.

          34.  Despite the defendants' failure to secure a mandate from the

Company's shareholders not to obstruct an acquisition offer which could maximize the value of the stockholders' investment, defendants nevertheless contacted J&J on October 11, 1995 and informed them, without shareholders' knowledge, that

Cordis would remain independent.  Moreover, six days later defendants caused

Cordis to institute the Poison Pill.

          35.  Defendants continued their pattern of misrepresentation when they announced the creation of the Poison Pill on October 16, 1995.  It was reported by the Dow Jones News Wire that the Company had stated that it had
                -------------------

not enacted the Poison Pill in response to any takeover attempt.  In light of the on-going attempts by J&J, Cordis had no truthful basis to make any such representation.  Moreover, it was not until October 25, 1995 that the full terms of the Poison Pill, including the redemption and amendment provisions, were disclosed.

                                  Count I
                                  -------

                Violation of Section 14(a) of the Securities
                and Exchange Act of 1934 and SEC Rule 14a-9
                --------------------------------------------

          36.  Plaintiffs repeat and reallege the allegations set forth above in paragraphs 1 through 35.

          37.  Section 14(a) provides, in pertinent part, as follows:

          It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce. . . in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit. . . any proxy or consent or authorization in respect of any security . . . registered pursuant to section 12 of this title.

          38.  Rule 14a-9 is a rule promulgated by the SEC under Section

14(a).  Rule 14a-9 provides, in pertinent part, as follows:

          No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting, or other communication, written or oral, containing such statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .

          39.  In disseminating the proxy materials in connection with

October 10, 1995 shareholder meeting, defendants intentionally or with reckless disregard omitted and misrepresented material facts concerning the existence of takeover attempts by J&J and the other communications with J&J as set forth above.

          40.  The Cordis securities are registered pursuant to Section 12 of the 1934 Act, as amended.

          41.  The proxy materials were disseminated by defendants on behalf of Cordis.  Thus all defendants, who constitute the Board of Cordis participated in the violation of Section 14(a) and Rule 14a-9.

          42.  As a result of the actions of defendants, plaintiffs and the other members of the Class have and will be damaged in that they will have been provided with the proxy materials which contain material misrepresentations and omissions.

          43.  As a proximate result of the violations of Section 14(a) and

Rule 14a-9 alleged herein, plaintiffs and the Class have suffered and will suffer immediate and irreparable injury.

          44.  Plaintiffs and the Class have no adequate remedy at law.


                                  COUNT II
                                  --------

                          Breach of Fiduciary Duty
                          ------------------------

          45.  Plaintiffs repeat and reallege the allegations set forth in paragraphs 1 through 44.

          46.  Defendants owe fundamental fiduciary obligations to Cordis's shareholders to take all necessary and appropriate steps to maximize the value of their shares.  In addition, the Individual Defendants have the responsibility to act independently so that the interests of Cordis's public stockholders will be protected, to seriously consider all bona fide
                                                                 ---- ----

offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.  Further, the directors of Cordis must adequately ensure that no conflict of interest exists between the

Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's shareholders.

          47.  Because defendants dominate and control the business and corporate affairs of Cordis and because they are in possession of private corporate information concerning Cordis's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of Cordis.  This discrepancy makes it grossly and inherently unfair for defendants to entrench themselves at the expense of its public shareholders.

          48.  The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

          49.  In connection with the conduct described herein, the

Individual Defendants breached their fiduciary duties by, among other things:

                a.   rejecting the J&J proposal without fully informing

                     themselves about or intentionally ignoring the future

                     prospects of a combined Cordis/J&J company, or the

                     intrinsic worth of Cordis;

                b.   failing and refusing to meet with representatives of J&J;

                c.   erecting defensive measures such as Cordis's Poison Pill

                     plan, which was designed to interfere with the consent solicitation and make it prohibitively expensive for an unapproved third party from acquiring the assets or control of the Company; and

                d.   Adopting the by-law amendment.

          50.  Moreover, defendants have refused to take those steps necessary to ensure that Cordis's shareholders will receive maximum value for their shares of Cordis stock.  Defendants have thus refused to seriously consider the pending offer, and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company.

          51.  The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public shareholders of Cordis.

          52.  By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting to improperly interfere with the consent solicitation and to unfairly deprive plaintiffs and other members of the Class of the premium they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers, all to the detriment of

Cordis's public shareholders.  The Individual Defendants have been engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of Cordis except on terms which would further their own personal interests.

          53.  As a result of the actions of the Individual Defendants,

plaintiffs and the other members of the Class have been and will be damaged in that they are being denied the opportunity to participate in the consent solicitation and have not and will not receive their fair proportion of the value of Cordis's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of

Cordis's common stock.

          54.  Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

          55.  Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.  Defendants are precluding the
shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal which would provide consideration for all shares at a very attractive price.

          56.  Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the

Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Cordis at a substantial premium, all to the irreparable harm of plaintiffs and other members of the Class.

          57.  Plaintiffs and the Class have no adequate remedy at law.



           WHEREFORE, plaintiffs demand judgment as follows:

               (a)  Declaring this to be a proper class action and

certifying plaintiffs as class representatives;

               (b)  Declaring that defendants have violated Section 14(a)

of the 1934 Act and Rule 14a-9 promulgated thereunder;

               (c)  Declaring the election of the Company's directors at

the Annual Meeting null and void as a result of their election on materially fraudulent proxy materials, and directing the appointment of a trustee to consider and respond to J&J's offer;

               (d)  Declaring that defendants have breached their fiduciary duties to plaintiffs and the other members of the Class;

               (e)  Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

                    (i)  cooperate fully with any entity or person,

including J&J, having a bona fide interest in proposing any transactions
                        ---- ----

which would maximize shareholder value, including but not limited to, a merger or acquisition of Cordis;

                    (ii)  immediately undertake an appropriate evaluation

of Cordis's worth as a merger/acquisition candidate;

                    (iii)  take all appropriate steps to enhance Cordis's

value and attractiveness as a merger/acquisition candidate;

                    (iv)  take all appropriate steps to effectively expose

Cordis to the marketplace in an effort to create an active auction of the

Company;

                    (v)  act independently so that the interests of the

Company's public shareholders will be protected; and

                    (vi)  adequately ensure that no conflicts of interest

exist between the Individual Defendants' own interest and their fiduciary obligation to maximize
shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Cordis;

               (f)  Ordering the Individual Defendants, jointly and

severally to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

               (g)  Ordering defendants to use the Company's Poison Pill

only in such a manner to maximize shareholder value;

               (h)  Declare the redemption and amendment provisions of the

Poison Pill and the by-law amendment null and void;

               (i)  Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and expert fees; and

               (j)  Granting such other and further relief as may be just and proper.

                                JURY DEMAND
                                -----------

          Plaintiffs and the Class, pursuant to Fed. R. Civ. P. 38(b),

hereby demand a trial by jury on all issues contained herein.



Dated:  October 26, 1995



                                   HANZMAN CRIDEN KORGE HERTZBERG
                                     & CHAYKIN, P.A.


                                By: /s/ Michael E. Criden
                                   ---------------------------
                                   Michael E. Criden, F.B.N. 714356
                                   Mark J. Heise, F.B.N.  771090
                                   2100 First Union Financial Center
                                   200 S. Biscayne Boulevard
                                   Miami, FL  33131
                                   (305) 579-1222

                                   LERNER & PEARCE, P.A.
                                   Robert W. Pearce
                                   2888 East Oakland Park Blvd.
                                   Fort Lauderdale, FL  33306
                                   (305) 563-8111

                                   Co-Liaison Attorneys for Plaintiffs

OF Counsel:

WECHSLER HARWOOD
HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York  10022
(212) 935-7400

GOODKIND LABATON RUDOFF
  & SUCHAROW LLP
100 Park Avenue
New York, New York  10017
(212) 907-0700

                           CERTIFICATE OF SERVICE
                           ----------------------

          I HEREBY CERTIFY that a true and correct copy of the foregoing was hand-delivered this 26th day of October, 1995 to:  CHARLES C. KLINE,

ESQUIRE, WHITE & CASE, Attorneys for Defendants, at 200 South Biscayne

Boulevard, Suite 4900, Miami, Florida, 33131; and by mail to MICHAEL

CHEPIGA, ESQUIRE, SIMPSON, THACHER & BARTLETT, Attorneys for Defendants, at

425 Lexington Avenue, New York, New York, 10017-3909.



                                   HANZMAN CRIDEN KORGE HERTZBERG
                                     & CHAYKIN, P.A.


                              By:   /s/ Michael E. Criden
                                   -------------------------
                                   Michael E. Criden, F.B.N. 714356
                                   Mark J. Heise, F.B.N.  771090
                                   2100 First Union Financial
                                     Center
                                   200 S. Biscayne Boulevard
                                   Suite 2100
                                   Miami, FL  33131
                                   (305) 579-1222